SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Public Company

National Roll of Juridical Persons (CNPJ) n° 42.150.391/0001-70
Business Registration Number (NIRE) 29.300.006.939

In compliance with the article 12, caput, of CVM Instruction n° 358 of January 1, 2002, Alliance Capital Management L.P., a corporation existing and duly organized under the laws of the State of Delaware, the United States of America, headquartered at Avenue of Americas, 1,345, New York City, New York, the United States of America (“ACMLP”), as a fund and/or foreign discretionary clients’ investments manager, communicates that the funds and or foreign discretionary clients’ investments under its management acquired, through operations executed at the stock exchange market, directly or by American Depositary Receipts – ADRs, 3,047,997,800 class “A” preferred shares issued by Braskem S.A. (the “Company”), corresponding to 5.0622% of the class “A” preferred shares of the Company. This operation is a minoritary investment that does not change the Company’s control composition or the administrative structure. At the present time, ACMLP is not seeking to acquire any certain number of shares of the Company. None of the associated company or affiliated of ACMLP detains any securities issued by the Company. There is no convertible debentures directly or indirectly detained by ACMLP or to any related party, nor any agreement or contract regulating the voting rights or the purchase and sell of securities issued by the Company in which ACMLP or any related party is a party.

February 4, 2005

ALLIANCE CAPITAL MANAGEMENT L.P.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer